[Letterhead of Cabela’s Incorporated]

January 15, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	Cabela’s Incorporated

Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2009
Form 10-Q for the Fiscal Period Ended March 28, 2009
Filed May 1, 2009
File No. 1-32227

Dear Mr. Owings:

On behalf of Cabela’s Incorporated (the “Company”), and in connection with the Company’s Form 10-K for the fiscal year ended December 27, 2008, filed on February 26, 2009, the Company’s Definitive Proxy Statement on Schedule 14A filed on March 31, 2009 (the “2009 Proxy Statement”), and the Company’s Form 10-Q for the fiscal period ended March 28, 2009, filed on May 1, 2009, I am writing in response to the comments set forth in your letter addressed to Thomas L. Millner, dated December 31, 2009.  For the convenience of the staff (the “Staff”) of the Division of Corporation Finance, the Staff’s comments are repeated below, with the Company’s response to each comment set forth immediately following each comment.

Form 10-K for Fiscal Year Ended December 27, 2008

Item 1A.  Risk Factors, page 13

“Our historic sales tax collection policy for our Direct business…”, page 20

Securities and Exchange Commission
January 15, 2010

1.
We note your disclosure that during the first quarter of 2008 you received an assessment for unpaid sales taxes on prior direct business sales.  Please quantify your potential liability in the event that you do not prevail in contesting that assessment.

The Company advises the Staff that the Company received an assessment in February 2008 for approximately $5.9 million from a state for alleged unpaid sales taxes on prior direct business sales.  In May 2008, the Company filed a protest of the assessment with the state’s Department of Revenue.  The state’s Department of Revenue has not yet responded to the Company’s protest of the assessment.  If the Company is unsuccessful in contesting the assessment, the Company could be liable for the entire amount of the assessment plus penalties and interest on the assessed amount from the date of the assessment.  As stated in the risk factor, the Company intends to vigorously contest this assessment.

The Company respectfully advises the Staff that it believes the risk factor disclosure is adequate.  First, the assessed amount is a small percentage of the Company’s current assets.  Moreover, the Company believes that it possesses strong legal arguments that no tax is due.  Although the Company views the assessment in isolation as immaterial, the Company nonetheless believes that disclosing the assessment provided important information regarding the risks facing the Company.  If the Company receives similar or larger assessments from additional states and is unable to prevail in contesting these assessments, this could, in the aggregate, have a material adverse effect on the Company.

Exhibits 4.6, 4.7, 4.8, 4.9 and 10.19

2.
We note that the referenced exhibits were not filed in their entirety.  With your next periodic report, please re-file these agreements as complete exhibits, including all of the schedules and exhibits thereto.  We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

The Company will file complete copies, including all schedules and exhibits, of the specified agreements with its next periodic report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

The Role of Executive Officers in Determining Compensation, page 20

3.
We note your disclosure that your chief executive officer and chief human resources officer provide recommendations to your compensation committee concerning executive compensation.  Please disclose whether these individuals provide recommendations concerning their own compensation.  Also disclose whether your executive officers have any interaction with Denver Management Advisors, Inc. or Hay Group, the committee’s compensation consultants.  Refer to Item 402(b)(2)(xv) of Regulation S-K.

Securities and Exchange Commission
January 15, 2010

The Company will clarify whether any executives provide recommendations to the Compensation Committee regarding their own compensation in future filings.  The Company will also disclose whether its executives have any interaction with compensation consultants retained by the Compensation Committee in future filings.

The Company advises the Staff that its Chief Executive Officer and Chief Human Resources Officer made recommendations to the Compensation Committee regarding their own compensation in 2008.  The Company respectfully advises the Staff that on page 20 of the 2009 Proxy Statement the Company discloses that its Chief Executive Officer and Vice President and Chief Human Resources Officer made recommendations to the Compensation Committee regarding most compensation matters, including executive compensation.  As the Company’s Chief Executive Officer and Vice President and Chief Human Resources Officer are both executives, the Company believes that the disclosure on page 20 indicates that these executives provided recommendations regarding their own compensation.  Nonetheless, the Company will, in future filings, specifically state whether any executive who provided recommendations to the Compensation Committee provided a recommendation regarding their own compensation.

The Company advises the Staff that its Vice President and Chief Human Resources Officer did interact with Denver Management Advisors, Inc. and Hay Group during 2008.  The Company’s Vice President and Chief Human Resources Officer communicated with the consultants regarding the data and recommendations described on page 7 of the 2009 Proxy Statement.  The Company respectfully advises the Staff that on page 7 of the 2009 Proxy Statement the Company discloses that the consultants were engaged by the Company.  The Company believes that this disclosure indicates that the consultants were not engaged directly by the Compensation Committee.  Nonetheless, the Company will, in future filings, clarify whether compensation consultants are engaged directly by the Compensation Committee.

Form 10-Q for Fiscal Period Ended March 28, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

4.
We note your disclosure concerning the securitization transaction for $500 million that was completed on April 14, 2009 under the Term Asset-Backed Securities Loan Facility established by the Federal Reserve Bank of New York.  In your next annual report, please discuss this transaction in greater detail.  For instance, describe generally the purpose of the TALF program (given that it was created only recently) and your eligibility to participate in it.  Disclose whether you have any continuing obligations under the program, how you will meet them, and whether you are able to increase or extend your participation.

In its next annual report on Form 10-K, the Company will discuss the securitization transaction for $500 million that was completed on April 14, 2009, in greater detail and provide information about the general purpose of the TALF program, the eligibility of the Company’s wholly-owned bank subsidiary, World’s Foremost Bank, or WFB, to participate in the program, any continuing obligations under the program, how the Company and WFB plan to meet any such obligations, and whether WFB is able to increase or extend its participation in the program.

Securities and Exchange Commission
January 15, 2010

The Company’s proposed disclosure regarding the TALF program in Management’s Discussion and Analysis of Financial Condition and Results of Operations for its next annual report on Form 10-K would be similar to the following (with additional disclosures not included in the Form 10-Q for the fiscal period ended March 28, 2009, underlined):

On April 14, 2009, WFB completed a term securitization transaction for $500 million.  The most senior class of asset-backed notes issued in that transaction qualified as "eligible collateral" under the Term Asset-Backed Loan Facility ("TALF") provided by the Federal Reserve Bank of New York ("FRBNY").   The TALF program is designed to increase credit availability and support economic activity by facilitating renewed issuance of consumer and business asset-backed securities at more normal interest rate spreads.  Under the TALF program, the FRBNY provided non-recourse funding to eligible investors who purchased TALF eligible asset-backed notes sponsored by WFB.  No funding was provided directly to WFB.  The TALF facility will cease making new loans secured by eligible collateral backed by credit card receivables on March 31, 2010, unless the Board of Governors of the Federal Reserve System extends the facility.  During the term that the TALF facility is making new loans secured by eligible collateral backed by credit card receivables, WFB will have the ability to sponsor the issuance of additional classes of TALF eligible asset-backed notes, subject to certain limitations.  Among other things, (i) the aggregate amount of TALF eligible asset-backed notes sponsored by WFB may not exceed the aggregate amount of the asset-backed notes sponsored by WFB that matured in 2009 or will mature in the first quarter of 2010; (ii) the TALF eligible asset-backed notes must satisfy the FRBNY's risk assessment requirements; and (iii) the TALF eligible asset-backed notes must be rated in the highest long-term or short-term investment-grade rating category by two or more eligible nationally recognized statistical rating organizations ("NRSROs") and must not be rated below the highest investment-grade rating category from any eligible NRSRO or be on review or watch for downgrade by any NRSRO.  WFB does not have any significant continuing obligations under the TALF program, except that under certain circumstances WFB must notify the FRBNY and investors if the asset-backed notes cease to qualify as eligible collateral under the TALF program and WFB agrees to provide certain information regarding the asset-backed notes to the FRBNY.

Securities and Exchange Commission
January 15, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (308) 255-1888 if you have any questions about the Company’s responses.

Very truly yours,

/s/ Ralph W. Castner

Ralph W. Castner Vice President and Chief Financial Officer